

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Matthew Galvanoni
Chief Financial Officer
Pilgrim's Pride Corporation
1770 Promontory Circle
Greeley, CO 80634-9038

      Re: Pilgrim's Pride Corporation
           Annual Report on Form 10-K for the Year Ended December 31, 2023
           Filed February 27, 2024
           File No. 001-09273

Dear Matthew Galvanoni:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Manufacturing

cc: Jeffrey Sherman